As filed with the Securities and Exchange Commission on April 18, 2018

                                                    1933 Act File No. 333-222401
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1727

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, LLC
         Attention:  Amy Lee, Esq.
         Vice President and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention: Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

     / /  immediately upon filing pursuant to paragraph (b)

     / /  on (date) pursuant to paragraph (b)

     / /  60 days after filing pursuant to paragraph (a)(1)

     / /  on (date) pursuant to paragraph (a)(1) of rule 485

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     / / Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


       Preliminary Prospectus Dated April 18, 2018, Subject to Completion


                   Guggenheim Defined Portfolios, Series 1727

                     Advisory Series: Guggenheim Investment
                    Grade Corporate Trust 3-7 Year, Series 1

                                GUGGENHEIM LOGO


        A portfolio primarily containing investment-grade corporate debt obligations selected by Guggenheim Funds Distributors, LLC with the assistance of Guggenheim Partners Investment Management, LLC. Purchases in this trust must be made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. Please consult your financial advisor to see if this may be an appropriate investment for you.

                                   Prospectus
                              Dated April 18, 2018


           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

================================================================================
INVESTMENT SUMMARY

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview

     Guggenheim Defined Portfolio, Series 1727, is a unit investment trust that consists of Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1 (the "trust"). Guggenheim Funds Distributors, LLC
("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 7 years.

     Purchases in this trust must be made through registered investment advisers, certified financial planners or registered broker-dealers (collectively, "financial advisors") who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account"). Please consult your financial advisor to see if this may be an appropriate investment for you.

                              Investment Objective

     The trust seeks to provide a high level of current income and to preserve capital.

                         Principal Investment Strategy


     The trust will primarily consist of a portfolio of investment-grade corporate debt obligations with a dollar-weighted average maturity of between 3-7 years from the trust's initial date of deposit (the "Inception Date"). As of the Inception Date, the trust's dollar-weighted average maturity is 5.142 years. The sponsor will select debt obligations that it believes have the best chance to meet the trust's investment objective over its life.

     As of the Inception Date, at least 80% of the value of the trust's assets consists of investment-grade corporate debt obligations maturing in approximately 3-7 years. While the portfolio of the trust consists primarily of corporate debt obligations, it may also include U.S. government bonds, debt obligations offered by real estate investment trusts, sovereign foreign bonds, mortgage- and asset-backed securities and loan participations. Corporate debt obligations are fully taxable debt obligations issued by corporations to finance their operations. The portfolio may hold debt obligations with a maturity of less than three years or greater than seven years. Investment-grade securities will be those securities rated investment-grade quality (i.e., in the category of BBB/Baa or higher) by at least one nationally recognized statistical rating organization or, if unrated, deemed to be of comparable credit characteristics by the sponsor. Such rating relates to the underlying securities and not the trust or the value of the units, which will fluctuate. For purposes of the trust's 80% policy, the sponsor believes that any unrated corporate debt obligation held by the trust would have been rated investment-grade if it was rated by a nationally recognized statistical rating organization. There can be no assurance that any security contained in the trust will retain an investment-grade rating for the life of the trust. See "Description of Bond Rating" for additional information. As a result of this strategy, the trust is concentrated in the financials sector.


     The sponsor has selected Guggenheim Partners Investment Management, LLC ("GPIM"), a subsidiary of Guggenheim Partners, LLC, to assist the sponsor with the selection of the trust's portfolio.

                           Debt Obligation Selection

     The sponsor considered the following factors, among others, in selecting the debt obligations:

     o All ratings provided for the debt obligations must be rated as investment-grade or above by at least one nationally recognized statistical rating organization or in the case of a debt obligation with no issued ratings, such a debt obligation has credit characteristics similar to those of comparable debt obligations that were rated so as to be acceptable for acquisition by the trust in the opinion of the sponsor. For purposes of the trust's 80% policy, the sponsor believes that any unrated corporate debt obligation held by the trust would have been rated investment-grade if it was rated by a nationally recognized statistical rating organization;

     o The price of the debt obligations relative to other debt obligations with comparable characteristics;

     o The diversification of debt obligations with respect to the issuer with no one issuer comprising more than 20% of the final portfolio;

     o Attractiveness of the interest payments relative to debt obligations with similar characteristics; and

     o The potential for early return of principal or any event risk which could have a negative impact on the price of the debt obligations.

     Following the Inception Date, a debt obligation may cease to be rated or its rating may be reduced, even to below investment-grade, and the trust could continue to hold such debt obligation.

            Guggenheim Partners Investment Management, LLC (GPIM)

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. Each trust is designed to be part of a longer term strategy.


--------------------------------------------------------------------------------
             Essential Information
            (as of the Inception Date)


Inception Date
  (Initial Date of Deposit)         April 18, 2018

First Settlement Date               April 20, 2018

Public Offering Price                    $1,001.12

Mandatory
  Termination Date                  March 25, 2025

Distribution Date           25th day of each month
                 (commencing May 25, 2018, if any)

Record Date                 15th day of each month
                 (commencing May 15, 2018, if any)

Evaluation Time      As of the close of trading of
                       the New York Stock Exchange
                (normally 4:00 p.m. Eastern Time).
              (However, on the first day units are
               sold the Evaluation Time will be as
                of the close of trading on the New
               York Stock Exchange or the time the
             registration statement filed with the
                Securities and Exchange Commission
                     becomes effective, if later.)

CUSIP Number

Cash Distributions
Fee Account Cash                         40173V124

Ticker                                      CAGIAX

Dollar Weighted Average Maturity
  of Bonds in the Trust                5.142 years

Minimum Principal Distributions     $1.00 per unit

Minimum Par Value of the Bonds
  in the Trust under which the
  Trust Agreement may be
  Terminated                         $200 per unit

               Types of Bonds

                                       Approximate
Type of Issuer/Sectors        Portfolio Percentage*
-------------------------     --------------------
Consumer Discretionary                        5.26%
Consumer Staples                              8.06
Energy                                        5.57
Financials                                   40.92
Health Care                                   8.60
Industrials                                  11.14
Information Technology                        9.09
Materials                                     5.95
Real Estate                                   2.76
Telecommunication Services                    2.65
                                           --------
Total                                       100.00%
                                           ========

                   Countries

                                       Approximate
Country/Territory             Portfolio Percentage*
-------------------------     --------------------
Australia                                     2.70%
Great Britain                                 2.66
Mexico                                        6.08
United States                                88.56
                                           --------
Total                                       100.00%
                                           ========

                Bond Ratings

                                       Approximate
Standard & Poor's             Portfolio Percentage*
-------------------------     --------------------
AA+                                           3.22%
AA-                                           3.20
A+                                            3.26
A                                             6.50
A-                                           27.19
BBB+                                         16.23
BBB                                          23.39
BBB-                                         13.60
NR                                            3.41
                                           --------
Total                                       100.00%
                                           ========

Minimum Investment
All accounts                                1 unit

* Based upon fair value.
--------------------------------------------------------------------------------



Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1 SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of the Inception Date, April 18, 2018
--------------------------------------------------------------------------------
Principal Amount of Bonds in Trust(1):                              $   150,000
Number of Units:                                                            150
Fractional Undivided Interest in Trust per Unit:                          1/150
Principal Amount of Bonds per Unit(1):                              $  1,000.00
Public Offering Price:
      Aggregate Offering Price of Bonds in the Portfolio:           $   149,719
      Aggregate Offering Price of Bonds per Unit:                   $    998.13
      Cash(2):                                                      $      2.99
      Public Offering Price per Unit:                               $  1,001.12
Redemption Price per Unit(3):                                       $    998.95
Excess of Public Offering Price Over Redemption Price per Unit:     $      2.17

Estimated Annual Interest Income per Unit
   (includes cash income accrual only):                             $     35.43
Less Estimated Annual Expenses per Unit:                            $      2.99
                                                                    -----------
Estimated Net Annual Interest Income per Unit(4):                   $     32.44
                                                                    ===========
Estimated Daily Rate of Net Interest Accrual per Unit:              $   0.09841
Estimated Current Return Based on Public Offering Price
   (includes cash income accrual only)(5):                                 3.24%
Estimated Long-Term Return(5):                                             3.35%

Estimated Interest Distributions per Unit(6):
o Date of First Distribution:                                       May 25, 2018
o Amount of First Distribution:                                     $      2.46
o Record Date of First Distribution:                                May 15, 2018
o Date of Regular Distribution:                               25th of each Month
o Amount of Regular Distribution:                                   $      2.95
o Record Date of Regular Distribution:                        15th of each Month


------------------------------------------------


(1) Represents the principal amount of the underlying bonds held in the trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay any annual deferred sales fees of the trust or any brokerage costs or extraordinary expenses. Bonds will be sold to meet redemptions, to pay annual deferred sales fees and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the trust and the principal amount of bonds per unit. Units of the trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.

(2) A portion of the Public Offering Price represents an amount deposited to pay the initial annual deferred sales fee. To the extent the actual initial annual deferred sales fee is greater than the deposited amount, the trust will liquidate securities to pay the fee. The initial annual deferred sales fee will be charged on the first day after the end of the primary offering period and will equal 0.30% of the value of the trust's net assets as of the Evaluation Time on the prior business day. There can be up to seven annual deferred sales fee payments in total. The subsequent annual deferred sales fees will be charged on each anniversary of the initial deferred sales fee payment for unitholders remaining in the trust on such anniversary date and will equal 0.30% of the value of the trust's net assets as of the Evaluation Time on the prior business day. Due to variations in the trust's net asset value over time, the amount paid for each annual deferred sales fee will vary but in no event will the aggregate amount exceed 2.10% of the Public Offering Price of an investor's units at the time of purchase. Because the sponsor receives the annual deferred sales fees, the sponsor will bear all expenses of the trust except brokerage costs and extraordinary expenses. Covered expenses include the trustee's fee, supervisory fee, evaluator's fee, bookkeeping and administrative fee, and other trust operating expenses.

(3) Based upon the bid prices of the bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit."


(4) Estimated Net Annual Interest Income per Unit will vary with changes in the annual deferred sales fee and with principal prepayment, redemption, maturity, exchange or sale of bonds.

(5) See "Estimated Current Return and Estimated Long-Term Return to Unitholders" for an explanation of estimated current return and estimated long-term return.


(6) Distributions, if any, will be made monthly commencing May 25, 2018. The amount of distributions of the trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of the annual deferred sales fee or the sale or maturity of trust securities in the portfolio. The annual deferred sales fee of the trust may vary as a result of a variety of factors including the trust's size, redemption activity, brokerage and other transaction costs and extraordinary expenses.


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Corporate bonds are fixed rate debt obligations that generally decline in value with increases in interest rates. Foreign and U.S. interest rates may rise or fall by differing amounts and, as a result, the trust's investment in foreign securities may expose the trust to additional risks. Generally, bonds with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     o Corporate bonds are subject to credit risk in that an issuer of a bond may be unable to make interest and principal payments when due. In general, lower rated bonds carry greater credit risk.

     o Because the trust holds intermediate-term debt obligations, it is exposed to higher interest rate risk than a trust that holds short-term debt obligations. Interest rate risk is the risk that debt obligation prices will decline because of rising interest rates. The prices of intermediate term debt obligations are more sensitive to interest rate changes than the prices of short-term debt obligations. As a result, the value of the trust will have greater price sensitivity than if the trust had held short-term debt obligations.


     o There is no assurance that the trust portfolio will retain for any length of time its present size and diversity. As indicated in the "Trust Portfolio," a number of the bonds in the trust may be called prior to their stated maturity date and will remain callable throughout the life of the trust. A call provision is more likely to be exercised by the issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. In such cases, the proceeds from such redemptions will be distributed to unitholders. The Estimated Current Return and Estimated Long-Term Return of the units may be adversely affected by such sales or redemptions. As stated below, the size and diversity of the trust may also be affected by the trust's sale of bonds to meet redemptions, to pay the annual deferred sales fee, for credit issues and in other circumstances.


          In addition, the trust contains bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.


     o The sponsor does not actively manage the portfolio. Because the portfolio is fixed and not managed, in general, the trust only sells bonds at the trust's termination or in order to meet redemptions, for tax purposes, for credit issues or to pay expenses, including the annual deferred sales fee. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust.


     o No assurance can be given that the trust's investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

     o The trust is subject to market risk. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer.

     o An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or interest payments in the future, may call a security before its stated maturity or may reduce the level of payments made. In addition, there is no guarantee that the issuers will be able to satisfy their interest or principal payment obligations to the trust over the life of the trust. This may result in a reduction in the value of your units.

     o The trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector include banks, insurance companies and investment firms. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Financial sector companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business.

     o The trust invests in foreign securities. The trust's investment in foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.


     o The trust includes restricted bonds. Restricted bonds are issued under Rule 144A of the Securities Act of 1933, as amended, and may only be resold in privately negotiated transactions pursuant to federal securities laws or in a public offering with respect to which a registration statement is in effect under the Securities Act. As a result, such bonds may not be readily marketable. In addition, certain restricted bonds may be illiquid.


     o The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period. There can be no assurance that any security contained in the trust will retain an investment-grade rating for the life of the trust. As the trust is unmanaged, a downgraded security will remain in the portfolio.

     o The income generated by the trust may be reduced over time in response to bond sales, changes in distributions paid by issuers, unit redemptions and payment of annual deferred sales fees.

     o Certain debt obligations may be rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer has committed to issue such bonds). The effect of the trust holding a "when issued" bond is that unitholders who purchase their units prior to the delivery date of such bond may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" bond during the time between their purchase of units and delivery of such bonds to the trust.

     o The trust may sell bonds to meet redemptions, to pay annual deferred sales fees, for credit issues and in other circumstances. Accordingly, the size, diversity, composition, returns and income generated by the trust may be adversely affected. In addition, such sales of bonds may be at a loss. If such sales are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

     o Certain bonds in the trust may be subject to liquidity risk. The principal trading market for the bonds in the trust will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of the trust will be adversely affected if trading markets for the bonds are limited or absent.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" for additional information.

                                     Taxes

     Distributions from the trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See "Tax Status" for further tax information.

                                 Distributions

     Holders of units will receive interest payments, if any, from the trust each month. The interest distribution to the unitholders of the trust as of each record date will be made on the following distribution date or shortly thereafter. The trust prorates the interest distributed on an annual basis by distributing one-twelfth of the estimated annual interest income after the first prorated initial payment. For example, if the estimated annual interest income is $60 per unit, a unitholder will receive $5 on the distribution date of each month after the first prorated distribution that is for a period less than a month, even if the trust receives the interest income in various amounts and at various times throughout the year. Annual interest distributions are expected to vary from year to year. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the trustee is authorized in certain circumstances to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account on the ensuing record date. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     As of the Inception Date, each unit of the trust represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the trust.

                                Market for Units

     The sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will generally be at prices based upon the aggregate bid price of the underlying bonds. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the "trustee"). The price received from the trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds.

                               Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of investment-grade corporate bonds;

     o    You have purchased units through a Fee Account;

     o    The trust is part of a longer-term investment strategy; and

     o The trust represents only a portion of your overall investment portfolio.

     You should not consider this investment if:

     o You are uncomfortable with the risks associated with a defined portfolio of investment-grade securities; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.


                               Fees and Expenses

     The sponsor will charge an annual deferred sales fee of 0.30% of the value of the trust's net assets at the time the fee is determined, as described below (each, a "Deferred Sales Fee Date"). There can be up to seven annual deferred sales fee payments in total. The initial deferred sales fee will be charged on the first day after the end of the primary offering period and will be based upon the value of the trust's net assets as of the Evaluation Time on the prior business day. The subsequent annual deferred sales fees will be charged on each anniversary of the initial deferred sales fee payment for unitholders remaining in the trust on such anniversary date. Any unitholder that sells or redeems prior to any subsequent anniversary dates will not be subject to the additional deferred sales fee payments. Due to variations in the trust's net asset value over time, the amount paid for each annual deferred sales fee will vary but in no event will the aggregate amount exceed 2.10% of the Public Offering Price of units at the time of purchase for any unitholder.

                                       Percentage of Public
Investor Fees                             Offering Price
----------------------------------     --------------------
Initial sales fee paid on purchase             0.00%
Maximum deferred sales fee (1)                 2.10%
                                              ------
Maximum sales fee                              2.10%
                                              ======
Estimated organization costs (2)               0.00%
                                              ======

Annual Fund                               Percentage Per
Operating Expenses                         $1,000 Unit
----------------------------------     -------------------
Trustee's fee (2)                              0.00%
Sponsor's supervisory fee (2)                  0.00
Evaluator's fee (2)                            0.00
Bookkeeping and
  administrative fee (2)                       0.00
Estimated other trust operating
  expenses (2)                                 0.00
                                               -----
Total                                          0.00%
                                               =====

(1) The deferred sales fee will be charged as a percentage of the trust's net asset value on an annual basis, subject to a maximum amount of 2.10% of the Public Offering Price of units at the time of purchase for any unitholder. The initial annual deferred sales fee will be charged on the first day after the end of the primary offering period and will be 0.30% of the trust's net asset value as of the Evaluation Time on the prior business day. The subsequent annual deferred sales fees will be charged on each anniversary of the initial deferred sales fee payment and will be 0.30% of the trust's net asset value as of the Evaluation Time on the prior business day. Therefore, the annual deferred sales fee will be paid according to the following schedule:

     Annual deferred sales     Percentage
     fee payment year         of net assets
     ---------------------    -------------
           Year 1                     0.30%
           Year 2                     0.30
           Year 3                     0.30
           Year 4                     0.30
           Year 5                     0.30
           Year 6                     0.30
           Year 7                     0.30

     Any unitholder that sells or redeems prior to an annual deferred sales fee payment date will not be subject to the future deferred sales fee payment(s). Due to variations in the trust's net asset value over time, the amount of an annual deferred sales fee will vary.

(2) The sponsor will assume payment of the organizational costs and the ongoing trust fees and expenses, except for any brokerage costs and extraordinary expenses.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and fees will vary. Based on these assumptions, you would pay these fees for every $10,000 you invest:


1 year                              $    30
3 years                                  94
5 years                                 164
7 years (approximate life of trust)     241


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.


                                               Trust Portfolio


Guggenheim Defined Portfolios, Series 1727
Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1
As of the Inception Date, April 18, 2018
---------------------------------------------------------------------------------------------------------------
                                                               1st Optional
Aggregate                                                      Redemption                   Cost To
Principal   Issuer Name (1)                                    Provisions (2)     S&P (3)   Portfolio (4)(5)(6)
---------------------------------------------------------------------------------------------------------------
            Consumer Discretionary (5.26%)
$     5,000  Comcast Corporation
              2.85% Due 1/15/2023 (7)                                             A-        $   4,907
      3,000  Hyatt Hotels Corporation
              3.375% Due 7/15/2023 (7)                         4/15/2023 @ 100    BBB           2,966
            Consumer Staples (8.06%)
      4,000  Anheuser-Busch Inbev Fin
              3.30% Due 2/1/2023 (7)                           12/1/2022 @ 100    A-            4,010
      4,000  CVS Health Corporation
              4.10% Due 3/25/2025 (7)                          1/25/2025 @ 100    BBB           4,032
      4,000  General Mills, Inc.
              3.70% Due 10/17/2023 (7)                         9/17/2023 @ 100    BBB           4,028
            Energy (5.57%)
      4,000  Buckeye Partners LP
              4.35% Due 10/15/2024 (7)(15)                     7/15/2024 @ 100    BBB-          3,993
      4,000  Sabine Pass Liquefaction
              5.75% Due 5/15/2024 (7)                          2/15/2024 @ 100    BBB-          4,349
            Financials (40.92%)
      4,000  Assurant, Inc.
              4.20% Due 9/27/2023 (7)                          8/27/2023 @ 100    BBB           4,010
      4,000  Banco Inbursa
              4.125% Due 6/6/2024 (7)(9)(12)                                      BBB+          4,000
      5,000  Bank of America Corporation
              3.30% Due 1/11/2023                                                 A-            4,973
      5,000  BBVA Bancomer
              4.375% Due 4/10/2024 (8)(9)(12)                                     NR            5,100
      5,000  Charles Schwab Corporatiom
              2.65% Due 1/25/2023 (7)                          12/25/2022 @ 100   A             4,883
      3,000  Citizens Bank NA of Providence
              3.70% Due 3/29/2023                              2/28/2023 @ 100    A-            3,018
      4,000  Cubesmart LP
              4.375% Due 12/15/2023 (7)(14)                    9/15/2023 @ 100    BBB           4,119
      4,000  Duke Realty LP
              3.625% Due 4/15/2023 (7)                         1/15/2023 @ 100    BBB+          4,013
      5,000  JP Morgan Chase & Company
              4.50% Due 1/24/2022                                                 A-            5,221
      5,000  KeyBank National Association
              3.375% Due 3/7/2023                                                 A-            5,020
      4,000  Kilroy Realty LP
              3.45% Due 12/15/2024 (7)                         9/15/2024 @ 100    BBB           3,885
      4,000  Royal Bank of Scotland Plc
              3.875% Due 9/12/2023 (12)                                           BBB-          3,979
      4,000  Stancorp Financial Group
              5.00% Due 8/15/2022 (7)                                             BBB+          4,213
      5,000  Wells Fargo & Company
              2.10% Due 7/26/2021                                                 A-            4,826
            Health Care (8.60%)
      4,000  Laboratory Corporation of America
              3.20% Due 2/1/2022 (7)                                              BBB           3,975
      5,000  Unitedhealth Group, Inc.
              2.75% Due 2/15/2023 (7)                          11/15/2022 @ 100   A+            4,883
      4,000  Zimmer Biomet Holdings
              3.70% Due 3/19/2023 (7)                          2/19/2023 @ 100    BBB           4,005


                                              Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1727
Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1
As of the Inception Date, April 18, 2018
---------------------------------------------------------------------------------------------------------------
                                                               1st Optional
Aggregate                                                      Redemption                   Cost To
Principal   Issuer Name (1)                                    Provisions (2)     S&P (3)   Portfolio (4)(5)(6)
---------------------------------------------------------------------------------------------------------------
            Industrials (11.14%)
$     5,000  General Electric Company
              2.70% Due 10/9/2022 (7)                                             A          $  4,846
      4,000  Penske Truck Leasing
              3.95% Due 3/10/2025 (7)(9)                       1/10/2025 @ 100    BBB           4,001
      4,000  Ryder System, Inc.
              3.40% Due 3/1/2023 (7)                           2/1/2023 @ 100     BBB+          3,989
      4,000  United Technologies Corporation
              2.30% Due 5/4/2022 (7)                           4/4/2022 @ 100     A-            3,851
            Information Technology (9.09%)
      5,000  Apple, Inc.
              2.75% Due 1/13/2025 (7)                          11/13/2024 @ 100   AA+           4,822
      5,000  Oracle Corporation
              2.40% Due 9/15/2023 (7)                          7/15/2023 @ 100    AA-           4,791
      4,000  Total System Services, Inc.
              3.75% Due 6/1/2023 (7)                           3/1/2023 @ 100     BBB-          4,001
            Materials (5.95%)
      5,000  E.I. Du Pont De Nemours
              2.80% Due 2/15/2023 (7)                                             A-            4,869
      4,000  Newcrest Finance Property Limited
              4.20% Due 10/1/2022 (7)(9)(12)                                      BBB-          4,041
            Real Estate (2.76%)
      4,000  Welltower, Inc.
              4.50% Due 1/15/2024 (7)(14)                      10/15/2023 @ 100   BBB+          4,135
            Telecommunication Services (2.65%)
      4,000  AT&T, Inc.
              3.00% Due 2/15/2022 (7)                                             BBB+          3,965
-----------                                                                                  --------
$ 150,000                                                                                    $149,719
===========                                                                                  ========


The below footnotes only apply when noted.


(1) Bonds of these issuers are all represented by "regular way" or "when issued" contracts to purchase bonds. All contracts to purchase the bonds were entered into on April 18, 2018. All contracts are expected to be settled prior to or on April 20, 2018.


(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's corporate bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."


(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The prices used to determine the Cost to Portfolio were determined as of the Evaluation Time on the business day before the Inception Date. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon the "offered side" prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized corporate bond pricing service. The sponsor may acquire bonds from Underwriters, as defined under "Underwriting Concessions", who may accumulate such bonds at the request of the sponsor. The offering prices are greater than the current bid prices of the bonds which are the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "How to Sell Your Units--Redemption--Computation of Redemption Price Per Unit"). The cost to sponsor and the resulting profit or loss to sponsor may include the gain or loss on certain futures contracts entered into by the sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the bonds. Other information regarding the bonds is as follows:

     Cost to Sponsor   Profit (Loss) to Sponsor
     (on the deposit       (on the deposit
      of the bonds)         of the bonds)
     ---------------   ------------------------
        $149,379                $340

(5)  Estimated annual interest income to the trust is $5,314 (unaudited).


(6) In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that the trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the trust's own assumptions in determining the fair value of investments). At the Inception Date, all of the trust's investments are classified as Level 2 as the securities are transacted through a dealer network.

(7) This bond has a "make whole" call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made; over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(8) This bond is rated investment-grade quality by a nationally recognized statistical rating organization other than Standard & Poor's.

(9) This security is a restricted bond which only may be resold pursuant to Rule 144A under the Securities Act of 1933, as amended.

(10) This security is a direct obligation of, or guaranteed by, the government noted.

(11) The issuer of this security may elect to pay interest in kind in lieu of cash.

(12) This security represents the corporate debt obligation of a foreign company.

(13) This bond was issued at an original discount.

(14) Security of a real estate investment trust ("REIT").

(15) Security of a master limited partnership ("MLP").

================================================================================
UNDERSTANDING YOUR INVESTMENT

                                   The Trust


     Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Guggenheim Funds Distributors, LLC, as depositor, supervisor and evaluator ("evaluator"), and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "units") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

     Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. If additional units of the trust are created, the fractional undivided interest in the trust represented by each unit will decrease. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.


                                Public Offering

     Offering Price. The sponsor will serve as the trust's principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, and cash and other net assets in the portfolio. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price.

     During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (i) on the basis of current offering prices for the bonds; (ii) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds; (iii) by making an appraisal of the value of the bonds on the basis of offering prices in the market; or (iv) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see "How to Sell Your Units--Redemption."


     Annual Deferred Sales Fee. The sponsor will bear all expenses of the trust except brokerage costs and extraordinary expenses in exchange for an annual deferred sales fee that is unitary in nature of 0.30% of the value of the trust's net assets as of the applicable Deferred Sales Fee Date. There can be up to seven annual deferred sales fee payments in total. The initial deferred sales fee will be charged on the first day after the end of the primary offering period and will be based upon the value of the trust's net assets as of the Evaluation Time on the prior business day. The subsequent annual deferred sales fees will be charged on each anniversary of the initial deferred sales fee payment for unitholders remaining in the trust on such anniversary date and will be based upon the value of the trust's net assets as of the Evaluation Time on the prior business day. Any unitholder that sells or redeems prior to any subsequent anniversary dates will not be subject to the additional deferred sales fee payments. Due to variations in the trust's net asset value over time, the amount paid for each annual deferred sales fee will vary but in no event will the aggregate amount exceed 2.10% of the Public Offering Price of their units at the time of purchase.

     If you purchase units after the end of the initial offering period, the annual deferred sales fees for secondary market transactions will be assessed to current unitholders based upon the value of the trust's net assets on each anniversary of the initial deferred sales fee payment.

     This deferred sales fee is intended to reimburse the sponsor for some or all of the costs of creating the trust and covering the ongoing expenses of the trust. Because the sponsor will pay all the expenses of running the trust, except for any brokerage costs and extraordinary expenses, you will not pay any additional fees other than the annual deferred sales fees as described above and any brokerage costs and extraordinary expenses for your investment in the trust. However, your financial advisor may charge a fee for its services, which is not covered by the trust's annual deferred sales fee.

     Distribution of Units. This trust is intended for investors who are in a Fee Account. The financial advisor to the investor will generally not receive compensation from the sponsor or the trust as a result of purchasing units for an investor. However, parties that enter into an agreement to serve as an Underwriter, as defined below in "Underwriting Concessions," may receive compensation.

     Other Compensation and Benefits to Financial Advisors. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to financial advisors who sell shares of units of this trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including the trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.


     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units in the amounts set forth in the "Trust Portfolio."


     Additional Units. After your trust is created, additional units of the trust will be created by depositing in the trust bonds and/or cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds. When we create additional units, we will seek to replicate the existing portfolio. The sponsor may realize a profit or a loss in connection with the deposit of additional securities in the trust.


                            Underwriting Concessions

     The sponsor has entered into an Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus.


     Entities that have executed the Agreement Among Underwriters (the "Underwriters") will receive as compensation from the sponsor a fee up to 0.08% of the Public Offering Price for units acquired by the Underwriter. An Underwriter may sell units to other broker-dealers and selling agents at the Public Offering Price.

              Underwriting
                                     Number
Name and Address                     of Units
----------------------------------   ---------
Underwriters:
Hilltop Securities Inc.
1201 Elm Street, Suite 4300
Dallas, Texas 75270

Guggenheim Funds Distribution, LLC
2455 Corporate West Drive
Lisle, Illinois 60532
                                     ---------
Total:                                  22,000
                                     =========


     The sponsor may purchase bonds from Underwriters and, as a result, such Underwriters may receive additional compensation.


     Sponsor's and Dealers' Profits. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales.

     Any difference between the sponsor's cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.


                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the bonds in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, securities markets have experienced significant volatility. If the value of the bonds in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Failure of Issuers or Insurers to Pay Interest and/or Principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by nationally recognized statistical rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

     Market risk. Market risk is the risk that the value of the bonds in the trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the trust is not managed, the trustee will not sell bonds in response to or in anticipation of market fluctuations, as is common in managed investments.

     Income risk. The income from the trust's portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates and bonds that are sold from the trust's portfolio.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     Intermediate-term debt obligation risk. Because the trust holds intermediate-term debt obligations, it is exposed to higher interest rate risk than a trust that holds short-term debt obligations. Interest rate risk is the risk that debt obligation prices will decline because of rising interest rates. The prices of intermediate-term debt obligations are more sensitive to interest rate changes than the prices of short-term debt obligations. As a result, the value of the trust will have greater price sensitivity than if the trust had held short-term debt obligations.

     Price volatility of fixed-rate bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

     Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated by only one rating agency. This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     "When issued" and "delayed delivery" bonds. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

     Redemption or sale prior to maturity. As of the Inception Date, a number of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised by an issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     The trust contains bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

     To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the units may be adversely affected by such sales or redemptions.

     Market discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the trust is not actively managed, the trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

     Failure of a contract to purchase bonds and substitution of bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a corporate debt obligation;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o    be of comparable credit quality to the failed bond.

     If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

     Concentration risk. The trust is considered to be "concentrated'' in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the trust subject to more market risk.

     Financial sector risk. Your trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. These industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

     Foreign securities risk. Your trust invests in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the trust's foreign security holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.


     Emerging markets risk. The trust invests in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Real estate investment trust ("REIT") risk. The trust invests in the debt of REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

     Master limited partnership risk. The trust invests in the debt of MLPs. MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. The trust's investment in securities of MLPs, which are required to distribute substantially all of their income to investors in order to not be subject to entity level taxation, often offer a yield advantage over other types of securities. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge the trust's treatment for federal income tax purposes of the MLPs in which the trust invests. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the trust's investments.


     Corporate debt obligations. An investment in units of the trust should be made with an understanding of the risks that an investment in fixed rate, investment-grade corporate debt obligations may entail, including the risk that the value of the units will decline with increases in interest rates. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities.

     A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the bonds and the value of the underlying portfolio being reduced. The trust may consist of corporate debt obligations that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the bonds and the value of the underlying portfolio being reduced.

     Should the issuer of any corporate debt obligation default in the payment of principal or interest, the trust may incur additional expenses seeking payment on the defaulted bond. Because amounts recovered by the trust in payment under the defaulted corporate debt obligation, if any, may not be reflected in the value of the units until actually received by the trust, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.


     Restricted bonds. The trust invests in bonds that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). Such bonds may not be readily marketable and certain restricted bonds may be illiquid.

     Restricted bonds may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the trust may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the trust may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the trust might obtain a less favorable price than that which prevailed when it decided to sell.


     Liquidity. The bonds in the trust may not have been registered under the Securities Act and may not be exempt from the registration requirements of the Securities Act. Many of the bonds may not be listed on a securities exchange. Whether or not the bonds are listed, the principal trading market for the bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the bonds are limited or absent. The trust may also contain non-exempt bonds in registered form which have been purchased on a private placement basis. Sales of these bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

     Litigation and legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

     Significant unitholders risk. There may be unitholders of the trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, annual deferred sales fee and viability of the trust.

                              The Secondary Market

     Although it is not obligated to do so, the sponsor intends to maintain a market for the units of the trust and continuously to offer to purchase units of the trust during the initial offering period at prices based upon the aggregate offering price of the securities in the trust, and thereafter at prices based on the aggregate bid price of the related securities. After the initial offering period, the sponsor's repurchase price shall be not less than the redemption price plus accrued interest through the expected date of settlement. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." Any units repurchased by the sponsor may be reoffered to the public by the sponsor at the Public Offering Price at such time, plus accrued interest.

     If the supply of units of any series exceeds demand, or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the securities. The sponsor does not in any way guarantee the enforceability, marketability, or price of any security in the portfolio or of the units of the trust. In the event that a market is not maintained or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the underlying securities. In the event that a market is not maintained for the units of the trust, a unitholder may be able to dispose units by tendering such units to the trustee for redemption at the redemption price, which is based upon the aggregate bid price of the underlying securities. The aggregate bid price of the securities in the trust may be expected to be less than the aggregate offering price. A unitholder should inquire of the sponsor as to current market prices prior to making a tender for redemption to the trustee. See "How to Sell Your Units--Redemption" and "General Information--Guggenheim Funds."

     Estimated Current Return and Estimated Long-Term Return to Unitholders

     The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes that such sales of securities will be made on a pro rata basis. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust; and (ii) takes into account the deferred sales fee associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Estimated Long-Term Return is an estimate and may assume call or retirement activity that is different from actual circumstances. In such cases, the Estimated Long-Term Return set forth under "Summary of Essential Information" may overestimate actual return.

     Since the market values and estimated retirements of the bonds, the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                                   Tax Status

     This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the trust's distributions into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be immediately taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay the annual deferred sales fee. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the trust may also be subject to a 3.8% "Medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.


     Capital Gains and Losses. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some portion of your capital gain dividends may be taxed at a higher stated tax rate. Capital gains may also be subject to the Medicare tax described above.


     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units after at least two annual deferred sales fees have been collected or up to 30 business days before your trust terminates. By electing to receive an in-kind distribution, you will receive trust securities plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.


     Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.


     Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

                             Rights of Unitholders

     Ownership of Units. Ownership of units of the trust will not be evidenced by certificates. All evidence of ownership of units will be recorded in book-entry form at Depository Trust Company ("DTC") through an investor's broker's account. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

     Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee. Record holders must sign such written request exactly as their names appear on the records of the trustee.

     Fractions of units, if any, will be computed to three decimal places.

     Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of funds required for the redemption of units. See "Essential Information," "Rights of Unitholders--Expenses and Fees" and "How to Sell Your Units--Selling Units."

     The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units.

     The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

     Record dates for interest and principal distributions will be the 15th day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold, or when fees increase or decrease, or if issuers or insurers are unwilling or unable to pay distributions when due.


     As of the Deferred Sales Fee Date, the trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the annual deferred sales fee of the trust. See "Rights of Unitholders--Expenses and Fees." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "How to Sell Your Units--Redemption." Funds which are available for future distributions, payments of redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.


     Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made.

     In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

     Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the redemption price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.


     Expenses and Fees. Unitholders will pay an annual deferred sales fee and any brokerage costs and extraordinary expenses. The sponsor will bear all the costs incurred in organizing the trust --including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. Additionally, other than brokerage cost and extraordinary expenses, the sponsor will bear all the ongoing expenses of the trust, including the trustee's fee and the costs of supervising and evaluating the portfolio.

     Reports and Records. The trustee shall furnish unitholders of the trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for brokerage costs and extraordinary expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for brokerage costs and extraordinary expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (iii) a list of the bonds held and the number of units outstanding on the last business day of such calendar year; (iv) the redemption price per unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.


     The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including a current list of bonds in the trust and a copy of the Trust Agreement.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

     The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within two business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the redemption price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

     The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.


     At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash. You can generally request an in-kind distribution of the bonds underlying your units if
(i) you own units worth at least $1,000,000 or you originally paid at least that amount for your units and (ii) you have paid at least two annual deferred sales fee payments. This option is generally available only for bonds traded and held in the United States and is not available within 30 business days of the trust's termination. In-kind distribution requests that occur during the primary offering period will only be granted if approved by the sponsor. We may modify or discontinue this option at any time without notice.

     Computation of Redemption Price per Unit. The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This redemption price per unit is each unit's pro rata share, determined by the trustee, of: (i) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below); (ii) cash on hand in the trust (other than cash covering contracts to purchase bonds); and (iii) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) amounts representing accrued fees and liabilities, if any, and (c) cash held for distribution to unitholders of record as of a date prior to the evaluation. The evaluator, generally based upon prices provided by a pricing service, may determine the value of the bonds in the trust (i) on the basis of current bid prices for the bonds; (ii) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds; (iii) by appraisal; or (iv) by any combination of the above.


     The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be 0.15% to 0.20% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation. For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see "Public Offering--Offering Price"). Units held by the sponsor may be tendered to the trustee for redemption as any other units. In addition, the sponsor may tender units for redemption that were initially allocated to the sponsor on the Inception Date if the sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, annual deferred sales fees and longevity of the trust.

     The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering--Other Compensation and Benefits to Broker-Dealers").

                              General Information


     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. We operate as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.


     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the Trust Agreement.

     The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.


     Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of annual deferred sales fees or other fees and liabilities for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary. The sponsor may also instruct the trustee to sell bonds in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust.


     It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

     The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

     Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

     Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders" and "General Information--Guggenheim Funds--Resignation."

     Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

     Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see "Public Offering--Offering Price."

     Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                Amendment and Termination of the Trust Agreement

     The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (i) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein; (ii) to change any provision required to be changed by the Securities and Exchange Commission; (iii) to maintain the qualification of the trust as a regulated investment company; or (iv) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 66 2/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

     A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the par value of the trust falls below $200 per unit. The trustee shall notify the sponsor when the par value of the bonds in a trust is less than $2,000,000. A trust may also be terminated
(i) by the consent of 66 2/3% of the units; or (ii) by the trustee in certain circumstances. In addition, the sponsor may direct the trustee to terminate the trust if the sponsor is unable to sell more than 60% of the units initially authorized and the net worth of the trust is reduced to less than 40% of the aggregate value of the bonds in the trust. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and will distribute to each unitholder, upon surrender of his units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                                    Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                          Description of Bond Ratings

     Standard & Poor's Rating. A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

     AAA -- An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB -- An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB -- An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B -- An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC -- An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC -- An obligation rated "CC" is currently highly vulnerable to nonpayment. The "CC" rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

     C -- An obligation rated "C" is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

     D -- An obligation rated "D" is in default or in breach of an imputed promise. For non-hybrid capital instruments, the "D" rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to "D" if it is subject to a distressed exchange offer.

     Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.


            Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 1727


Opinion on the financial statements

     We have audited the accompanying statement of financial condition, including the trust portfolio on pages 12, 13 and 14 of Guggenheim Defined Portfolios, Series 1727 (the "Trust") as of April 18, 2018, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of April 18, 2018, in conformity with accounting principles generally accepted in the United States of America.


Basis for opinion

     These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

     We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.


     Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of April 18, 2018 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.


     /s/ Grant Thornton LLP

     We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.


Chicago, Illinois
April 18, 2018


Guggenheim Defined Portfolios, Series 1727


Statement of Financial Condition
as of the Inception Date, April 18, 2018

Investment in bonds
Sponsor's contracts to purchase underlying securities backed by
    letter of credit (1)(2)                                     $     149,719
    Cash (3)                                                              449
    Accrued interest receivable (4)                                     1,041
                                                                -------------
         Total                                                  $     151,209
                                                                =============
Liabilities and interest of unitholders
Liabilities:
    Amount due to Trustee (4)                                   $       1,041
                                                                -------------
         Total                                                          1,041
                                                                -------------
Interest of unitholders:
    Cost to unitholders (5)                                           150,168
                                                                -------------
    Net interest of unitholders                                       150,168
                                                                -------------
         Total                                                  $     151,209
                                                                =============
Number of units                                                           150
                                                                =============
Net Asset Value per Unit                                        $    1,001.12
                                                                =============


------------
(1) Aggregate cost to the trust of the bonds listed under "Trust Portfolio" are based on offering side valuations determined by the evaluator, based upon prices provided by Standard & Poor's Securities Evaluations, on the basis set forth under "Public Offering--Offering Price."

(2) An irrevocable letter of credit issued by The Bank of New York Mellon has been deposited with the trustee as collateral, covering the monies necessary for the purchase of the underlying securities according to their purchase contracts and accrued interest from the Inception Date to the expected dates of delivery.


(3) A portion of the Public Offering Price represents an amount deposited to pay the initial annual deferred sales fee. To the extent the actual initial annual deferred sales fee is greater than the deposited amount, the trust will liquidate securities to pay the fee.


(4) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the trustee will advance an amount equal to the accrued interest on the bonds as of the "First Settlement Date," plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.


(5) Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above under "Public Offering--Offering Price." Units are subject to an annual deferred sales fee of 0.30% of the net asset value per unit as of the applicable Deferred Sales Fee Date. Due to variations in the trust's net asset value over time, the amount of each annual deferred sales fees will vary, but in no event will the aggregate amount exceed 2.10% of the Public Offering Price per unit at the time of purchase, and there will be no more than seven annual deferred sales fee payments.


Contents
                                  Investment Summary
-----------------------------------------------------------
A concise     2  Overview
description   2  Investment Objective
of essential  2  Principal Investment Strategy
information   3  Debt Obligation Selection
about the     3  Guggenheim Partners Investment Management,
portfolio          LLC (GPIM)
              3  Future Trusts
              4  Essential Information
              4  Types of Bonds
              4  Countries
              4  Bond Ratings
              5  Summary of Essential Financial Information
              6  Principal Risks
              9  Taxes
              9  Distributions
              9  Market for Units
              9  Who Should Invest
             10  Fees and Expenses
             11  Example
             12  Trust Portfolio

                         Understanding Your Investment
-----------------------------------------------------------
Detailed     15  The Trust
information  15  Public Offering
to help you  17  Underwriting Concessions
understand   17  Underwriting
your         18  Investment Risks
investment   24  The Secondary Market
             24  Estimated Current Return and Estimated
                   Long-Term Return to Unitholders
             25  Tax Status
             27  Rights of Unitholders
             30  How to Sell Your Units
             33  General Information
             36  Amendment and Termination
                   of the Trust Agreement
             36  Experts
             37  Description of Bond Ratings
             39  Report of Independent Registered Public
                   Accounting Firm
             40  Statement of Financial Condition


Where to Learn More
-----------------------------------------------------------
You can contact us for Visit us on the Internet
free information about http://www.guggenheiminvestments.com
these investments.     Call Guggenheim Funds (800) 345-7999
                       Pricing Line (888) 248-4954
                       Call The Bank of New York Mellon
                       (800) 701-8178 (investors)
                       (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
        -----------------------------------------------------
Write:  Public Reference Section, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Section)

Refer to:
  Guggenheim Defined Portfolios, Series 1727
  Securities Act file number: 333-222401
  Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS

Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year,
Series 1

UNIT INVESTMENT TRUSTS LOGO

Guggenheim Defined Portfolios Series 1727


DATED APRIL 18, 2018



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A. Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                        INSURER/POLICY NO.                 AMOUNT

                 National Union Fire Insurance
                 Company of Pittsburgh,                  $4,000,000
                 Pennsylvania
                 5692790

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1727 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 18th day of April, 2018.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1727
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)

                                                                  By /s/ Amy Lee
                                                                  --------------
                                                                         Amy Lee
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

   SIGNATURE*                        TITLE                                   DATE
                                                                       )     By:    /s/ Amy Lee
                                                                       )            ----------------
                                                                       )            Amy Lee
                                                                       )            Attorney-in-Fact*,**
                                                                       )
JERRY W. MILLER*                     Chief Executive Officer and       )            April 18, 2018
                                     President of Guggenheim Funds     )
                                     Distributors, LLC                 )
                                                                       )
DOMINICK COGLIANDRO**                Chief Operating Officer of        )            April 18, 2018
                                     Guggenheim Funds Distributors,    )
                                     LLC                               )
                                                                       )
JULIE JACQUES**                      Treasurer of Guggenheim Funds     )            April 18, 2018
                                     Distributors, LLC                 )
                                                                       )
JULIE JACQUES**                      Principal Financial Officer of    )            April 18, 2018
                                     Guggenheim Funds Distributors,    )
                                     LLC                               )
                                                                       )
FARHAN SHARAFF                       Chief Investment Officer of
                                     Guggenheim Funds Distributors,
                                     LLC

/s/ Amy Lee                          Vice President and Secretary of                April 18, 2018
-----------------                    Guggenheim Funds Distributors,
AMY LEE                              LLC

---------------------
* An executed copy of the related power of attorney was filed as Exhibit 6.1 to the Registration Statement of Guggenheim Defined Portfolios, Series 1746 on April 13, 2018.

** Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1701 on October 26, 2017.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-84826) filed on February 6, 2002).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.

     6.0 Powers of Attorney for Dominick Cogliandro and Julie Jacques authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1701 (File No. 333-221150) filed on October 26, 2017).

     6.1 Power of Attorney for Jerry W. Miller authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1746 (File No. 333-223368) filed on April 13, 2018).